# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ivanhoe Electric Inc., CIK 0001879016
CUSIP: 46578C108
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 450 E RIO SALADO PARKWAY, SUITE 130, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-018947
Filed by CIK 0000938198

## Reporting persons
- Robert Martin Friedland: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,262,191; shared voting power 0; sole dispositive power 11,262,191; shared dispositive power 0; aggregate amount beneficially owned 11,262,191 (9.25% of the class)
  Comment: Items 5, 7, and 9: Includes (i) 9,337,000 shares of common stock of the Issuer, (ii) 619,636 shares of common stock transferred on or about May 15, 2024 by the Reporting Person to Ivanhoe Capital Holdings PTE Ltd., a private company limited by shares in Singapore wholly owned by the Reporting Person, and (iii) 1,305,555 shares of common stock of the Issuer issuable upon exercise of vested options. Does not include shares of common stock of the Issuer that may be acquired by the Reporting Person pursuant to the terms of a promissory note issued by I-Pulse Inc. ("I-Pulse") described in note 2 below, or 609,615 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days.
  
  Item 9: On March 30, 2022, I-Pulse issued a promissory note to the Reporting Person evidencing I-Pulse's obligation to repay a principal amount of $10 million with interest at a rate equal to 2% per annum. On December 31, 2023, this promissory note was amended to extend the maturity date and increase the interest rate to 7% beginning January 1, 2024. The Reporting Person is the founder, Chairman and CEO of I-Pulse. Under this promissory note, as amended, the Reporting Person has the right to elect to receive, as payment in kind for the principal and interest then outstanding under such note, shares of common stock of the Issuer currently owned by I-Pulse. The number of shares of common stock will be calculated at a price per share equal to $10.575. Upon the maturity of such promissory note, if the outstanding balance of principal and interest was not previously paid in kind, I-Pulse may elect to repay such amount either in cash or in kind by delivering shares of common stock at a per share price equal to $10.575.
  
  Item 11: Based on the quotient obtained by dividing (a) the 11,262,191 shares of common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 120,456,232 outstanding shares of common stock of the Issuer as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 8, 2024 plus 1,305,555 shares of common stock of the Issuer issuable upon exercise of vested options. The number of shares beneficially owned by the Reporting Person as set forth in Row 9 is treated as converted into the shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

## Item 1. Issuer
Name of issuer: Ivanhoe Electric Inc.
Address of issuer's principal executive offices: 450 E. Rio Salado Parkway, Suite 130 Tempe, AZ, 85281

## Item 2. Person Filing
Name of person filing: Robert Martin Friedland
Address of principal business office or, if none, residence: 150 Beach Road, #25-03, The Gateway West, Singapore 189720
Citizenship: United States/Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See item 9 of the cover page.
Percent of class: See item 11 of the cover page.
Sole power to vote or to direct the vote: See item 5 of the cover page.
Shared power to vote or to direct the vote: See item 6 of the cover page.
Sole power to dispose or to direct the disposition: See item 7 of the cover page.
Shared power to dispose or to direct the disposition: See item 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert Martin Friedland: /s/ Robert Martin Friedland, Robert Martin Friedland (02/11/2025)